Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following summarizes the general terms and provisions of our capital stock registered under Section 12 of the Securities Exchange Act of 1934, as amended. The summary is not complete and is qualified by reference to our Restated Certificate of Incorporation, as amended (our “Certificate of Incorporation”) and our Amended and Restated Bylaws (our “Bylaws”), which are filed as exhibits to the Annual Report on Form 10-K to which this exhibit is a part. We encourage you to read our Certificate of Incorporation, our Bylaws, and the applicable provisions of the Delaware General Corporation Law (the “DGCL”) for additional information.

Authorized Shares

Our Certificate of Incorporation authorizes us to issue:

•	16,000,000 shares of Class A common stock with a par value of $1.00 per share;

•	2,000,000 shares of Class B common stock with a par value of $1.00 per share; and

•	10,000,000 shares of Preferred Stock with a par value of $0.01 per share.

Common Stock

Voting Rights. Except as otherwise provided by law, each holder of Class A common stock has one vote per share and each holder of Class B common stock has 16 votes per share on all matters voted upon by stockholders. Except as provided from time to time in our Certificate of Incorporation with respect to another class of shares, or in a certificate of designation relating to a series of our preferred stock, or by applicable law, the holders of shares of Class A common stock and Class B common stock have the exclusive right to vote for the election of our directors and for all other purposes. In the election of our directors, cumulative voting is not available to stockholders.

Dividends and Other Distributions. Except as may be provided from time to time in a certificate of designation relating to a series of our preferred stock, or by applicable law, dividends, spin-offs, distributions-in-kind, and all other like and similar benefits and transactions are paid or distributed on the Class A common stock and the Class B common stock as and when declared from time to time by our board of directors from funds legally available; provided, however, that dividends, spin-offs, distributions-in-kind, and all other like and similar benefits and transactions must be the same for each issued and outstanding share of Class A common stock and Class B common stock as of the record date.

Liquidation. As to the distribution of our assets in the event of liquidation, any amounts available, after the satisfaction of all corporate liabilities, and subject to the rights of any outstanding shares of preferred stock, must be distributed between the outstanding Class A common stock and Class B common stock pro rata, based upon the combined number of shares issued and outstanding of Class A common stock and Class B common stock.

Absence of Other Rights. Our common stockholders have no preemptive rights to purchase shares of common stock or other securities. The issued and outstanding shares of our common stock are not subject to any redemption or sinking fund provisions and are not convertible into any other shares of our capital stock.

Transfer Agent. Broadridge Corporate Issuer Solutions, Inc. is the transfer agent for Class A common stock and Class B common stock.

Stock exchange listing. Class A common stock is listed on the Nasdaq Global Select Market under the symbol FCNCA. Class B common stock is traded on the over-the-counter market and quoted on the OTC Pink Market under the symbol FCNCB.

Preferred Stock. The rights of the Class A common stock and the Class B common stock are subject to the terms of any preferred stock outstanding. Although no shares of preferred stock are currently outstanding, our board of directors is authorized to issue shares of preferred stock from time to time, to create series of preferred stock, to establish the number of shares to be included in each such series, and to fix the designations, powers, preferences, and the relative, participating, optional, or other rights of the shares of each series, and any qualifications, limitations or restrictions thereon.

Anti-Takeover Effects of Certain Provisions of the Charter and Bylaws

Our Certificate of Incorporation and Bylaws contain provisions that may delay, defer, discourage, or prevent a change in control of our company, the removal of our existing management or directors, or an offer by a potential acquirer to our stockholders.

These provisions include:

Authorized but Unissued Stock. Our Certificate of Incorporation authorizes the issuance of a significant number of shares of common stock and preferred stock. A large quantity of authorized but unissued shares may deter potential takeover attempts because of the ability of our board of directors to authorize the issuance of some or all of these shares to a friendly party, or to the public, which would make it more difficult for a potential acquirer to obtain control of our company. This possibility may encourage persons seeking to acquire control of our company to negotiate first with our board of directors.

Dual Class Structure. Because of our dual class structure, under which each share of our Class A common stock has one vote per share and each share of our Class B common stock has 16 votes per share, certain of our stockholders are able to control all matters submitted to our stockholders for approval, even if they own significantly less than 50% of the aggregate number of shares of all classes of our outstanding common stock. This concentrated control could discourage others from initiating a potential merger, takeover, or other change of control transaction that other stockholders may view as being in their best interests.

Special Meeting of Stockholders. Our Bylaws provides that special meetings of the stockholders may only be called by our board of directors, the Chairman of the board, our Chief Executive Officer, our President, or our Secretary, and that a special meeting shall be called at the written request of a majority of the board of directors.

Stockholder Advance Notice Procedures. Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nominations of candidates for election as directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed.

Exclusive Forum. Our certificate of Incorporation designates the Court of Chancery of the State of Delaware or, if such court lacks jurisdiction, the federal district court for the District of Delaware as the sole and exclusive forum for certain litigation that may be initiated by our stockholders. Although we believe this provision benefits us by providing greater consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Certain Anti-Takeover Provisions of Delaware Law

Section 203 of the DGCL provides that, if a person acquires 15% or more of the stock of a Delaware corporation, thereby becoming an “interested stockholder” (for purposes of Section 203 of the DGCL), that person may not engage in certain business combinations with the corporation for a period of three years unless one of the following three exceptions applies: (i) the corporation’s board of directors approved the acquisition of stock or the business combination transaction prior to the time that the person became an interested stockholder; (ii) the person became an 85% owner of the voting stock of the corporation in a transaction in which it became an interested stockholder, excluding for purposes of determining the voting stock outstanding those shares owned by directors who are also officers and certain employee stock plans; or (iii) the business combination transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock that is not owned by the interested stockholder at an annual or special meeting of stockholders. Under the DGCL, the term “business combination” is defined to include a wide variety of transactions, including mergers, consolidations, sales, or other dispositions of 10% or more of a corporation’s assets and various other transactions that may benefit an “interested stockholder.” A Delaware corporation may elect not to be governed by Section 203. We have not made such an election and accordingly are subject to Section 203.